

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05047966

March 18, 2005

Helen N. Kaminski
Assistant General Counsel, Corporate and Securities
Sara Lee Corporate Law Department
Sara Lee Corporation
Three First National Plaza
Chicago, IL 60602-4260

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/18/2005

Re: Sara Lee Corporation
Incoming letter dated February 25, 2005

Dear Ms. Kaminski:

This is in response to your letters dated February 25, 2005 and March 18, 2005 concerning the shareholder proposals submitted to Sara Lee by James McGovern. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: James McGovern
25 Diana Drive
Bloomfield, CT 06002

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

February 25, 2005



Corporate
Law Dept.



By UPS Overnight Delivery

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation – Stockholder Proposal

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation ("Sara Lee"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Sara Lee is filing with the Securities and Exchange Commission (the "Commission") six (6) copies of this letter, including Exhibit A, which consists of proposed stockholder resolutions submitted by James McGovern by letter dated December 31, 2004 (the "Proposal") and Sara Lee's response letter to the stockholder proponent.

Sara Lee hereby notifies the Commission that Sara Lee intends to exclude the Proposal from Sara Lee's proxy statement and form of proxy for its 2005 annual meeting of stockholders because the stockholder proponent failed to correct eligibility and procedural deficiencies within the time period set forth in Rule 14a-8(f) of the Exchange Act.

Sara Lee received the Proposal on January 7, 2005. On January 18, 2005, Sara Lee sent a letter via overnight courier to the stockholder proponent describing how the proponent had failed to comply with the eligibility and procedural requirements of Rule 14a-8, explaining how the stockholder proponent might correct the deficiencies and expressly stating that the stockholder proponent was required to respond within 14 calendar days after his receipt of Sara Lee's letter. As of February 25, 2005, Sara Lee has not received a response from the stockholder proponent.

Accordingly, Sara Lee respectfully requests the staff of the Commission to concur that no enforcement action will be recommended to the Commission if Sara Lee excludes the Proposal from its 2005 proxy materials.

If you have any questions regarding this matter or desire additional information, please contact me at (312) 558-8564. To acknowledge your receipt of these materials, please date-stamp the attached copy of this letter and return it in the enclosed self-addressed, postage-prepaid envelope.

Very truly yours,

Helen N. Kaminski,
Assistant General Counsel, Corporate and Securities



Attachments

Cc: James McGovern
Roderick A. Palmore

EXHIBIT A

JAMES MCGOVERN

Jaminski

RECEIVED

JAN 07 2005

R. A. PALMORE

December 31, 2004

Dear Sir or Madam:

As a current shareholder, I respectfully request the following items be included in the agenda for the next vote of shareholder resolutions.

Resolution One



Disclosure in Annual Reports amount of outsourcing: The marketplace is wary of companies headquartered in the United States that derive a significant portion of their revenue here who have practices that encourage the outsourcing of American jobs to foreign countries, especially in circumstances when they are not consumers of the products the company sells. The politics around outsourcing are nebulous and everyone has a different opinion on whether it helpful or harmful to the economy. The one thing that still holds true is that corporations should be forthcoming in all of their business practices and disclose both current and future plans in this regard so that shareholders can make their own decisions on whether such practices are ethical.

I request that all future annual reports include a section that tracks on a quarterly basis, increases/decreases in employee headcount related to outsourcing and projections (best judgment) for changes in headcount for the next four quarters out.

Resolution Two

Update corporate policies related to Israel: The issues that exist in Israel and Palestine are horrific. Innocent people on both sides are dying. The U.N. Commission on Human Rights, Amnesty International and similar groups report widespread human rights abuses committed in Israel. The Israeli military has prevented the movement of cars, ambulances, food and medicine to people in need. This destruction and its effects on civilian populations violate numerous international standards and laws, particularly the Fourth Geneva Convention.

I request that corporate policy be updated to categorize all expansion, investment and charity related to either Israel or Palestine to disallow this activity and end the Apartheid in the Middle East.

Resolution Three

CEO Pay Disparity: CEO pay once bore a reasonable relationship to the pay of the average or lowest-paid worker. Today, the ratio has skyrocketed with no end in sight! Shareholders believe that corporations need to pay going rates for talent, but this needs to be tempered by other factors. A huge CEO-to-worker pay gap has a long term detrimental effort by degrading workers and in the long-term could injure company performance which ultimately hurts the shareholders it intends to serve.

Additionally, pay disparity violates common moral principles of the common good, love of neighbor and the dignity and worth of every human being. Pay disparity is not a problem of just one company but is national in nature. The board of directors can take a lead in the industry by taking a leadership position within the industry on this topic. I request a section in future annual reports that shows the historical ratio of CEO pay to the lowest paid worker along with projections over the next three years.

Alternatively, the board could consider limiting compensation paid to the CEO in any fiscal year to no more than 100 times the average compensation paid to the company's non-managerial workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount.

Resolution Four

Equal Employment Opportunity: is an important issue for shareholders, employees and executives especially as the workforce increases in diversity. Statistics show that while women and minorities comprise two thirds of our population and 57% of the United States workforce, they represent little more than 3% of executive-level positions. Workplace discrimination creates a significant burden for shareholders (Lawsuits against Wal-Mart are one example) due to the high cost of litigation and its ability to destroy corporate identity and brand.

I request that all future annual reports contain a chart identifying employees according to their gender and race in each of the nine major EEOC-defined job categories for the last three years, listing either numbers or percentages in each category.

If you have any questions or require additional information, please do not hesitate to contact me using the information below. Email is the preferred method of contact and will be responded to quickly.

Sincerely,



James McGovern

BLOOMFIELD CT • 06002
PHONE: 860.242.1050 • EMAIL: JAMES@ARCHITECTBOOK.COM

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

January 18, 2005



Corporate
Law Dept.

<u>*Via Federal Express*</u>

Mr. James McGovern
25 Diana Drive
Bloomfield, CT 06002

Dear Mr. McGovern:

We received your letter requesting that Sara Lee Corporation ("Sara Lee") include "in the agenda for the next vote of shareholder resolutions" the four resolutions contained in your letter. Your letter is dated December 31, 2004 and it was received by Roderick A. Palmore, Sara Lee's Secretary, on January 7, 2005. Your letter does not specify whether you are making a request pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), and you have not satisfied the minimum requirements for making a request under Rule 14a-8. If you intend to make a request pursuant to Rule 14a-8, please provide the information required by that rule within 14 calendar days after your receipt of this letter. We believe that your request does not comply with the procedural and eligibility requirements of Rule 14a-8 for the following reasons:

First, you have not provided any evidence to substantiate that you are eligible to submit a proposal under Rule 14a-8. To be eligible, Rule 14a-8(b) states that an individual must have continuously held "at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date you submitted the proposal. If Rule 14a-8(b)'s eligibility requirements are not met, Sara Lee may exclude your proposal pursuant to Rule 14a-8(f). Sara Lee's records indicate that you are not a registered holder of Sara Lee common stock, and we have not received any evidence demonstrating that you otherwise meet the eligibility requirements of Rule 14a-8(b). To prove your eligibility, you should deliver to us:

- either (i) a written statement from the "record" holder of your Sara Lee common stock (usually a broker or bank) verifying that, as of December 31, 2004, you continuously held the requisite number of shares of Sara Lee common stock for at least one year; or (ii) a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission that demonstrates your ownership of the requisite number of Sara Lee shares as of December 31, 2003, along with a written statement that you have owned such shares for the one-year period prior to the date of such statement, and

- a written statement that you intend to continue to hold your Sara Lee shares through the date of Sara Lee's next annual meeting of stockholders (to be held in October 2005).

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

RECEIVED
2005 MAR 21 PM 3:46
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



Corporate
Law Dept.

March 18, 2005

By UPS Overnight Delivery

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation – Stockholder Proposal

Ladies and Gentlemen:

On February 25, 2005, Sara Lee Corporation, a Maryland corporation ("Sara Lee"), submitted a letter to the staff of the Securities and Exchange Commission pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, regarding proposed stockholder resolutions received by Sara Lee from Mr. James McGovern. To clarify Sara Lee's letter dated February 25, 2005, Sara Lee is respectfully requesting that the staff concur that no enforcement action will be recommended if Sara Lee excludes Mr. McGovern's proposed stockholder resolutions from Sara Lee's 2005 proxy materials pursuant to:

- Rule 14a-8(b)(2) and Rule 14a-8(f)(1), because Mr. McGovern failed to demonstrate, within the time period set forth in Rule 14a-8(f)(1), that he is eligible to submit a proposal, and/or

- Rule 14a-8(c) and Rule 14a-8(f)(1), because Mr. McGovern submitted four separate shareholder resolutions and failed to amend his submission to comply with Rule 14a-8(c) within the time period set forth in Rule 14a-8(f)(1).

If you have any questions regarding this request or desire additional information, please contact me at (312) 558-8564.

Very truly yours,

Helen N. Kaminski,
Assistant General Counsel, Corporate and Securities

Cc: James McGovern
Roderick A. Palmore

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation
Incoming letter dated February 25, 2005

The proposals relate to various corporate matters.

There appears to be some basis for your view that Sara Lee may exclude the proposals under rule 14a-8(f). We note that the proponent appears not to have responded to Sara Lee's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Sara Lee omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Sara Lee relies.

Sincerely,



Mark F. Vilardo
Special Counsel